EXHIBIT 2.1

DESCRIPTION OF THE RIGHTS OF EACH CLASS OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 20-F of which this Exhibit 2.1 is a part, Grown Rogue International Inc. (the “Company”, “we”, “us” or “our”) has only one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Company’s subordinate voting shares (the “subordinate voting shares”).

Description of Our Share Capital

The following description of our share capital is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our articles of incorporation (the “Articles”), and bylaws, as amended (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 20-F of which this Exhibit 2.1 is a part, and certain related sections of the Business Corporations Act (Ontario) (the “OBCA”).

Subordinate Voting Shares

We are authorized to issue an unlimited number of subordinate voting shares, with no par value per share. As of April 29, 2025, we had 247,852,938 subordinate voting shares issued and outstanding. Our subordinate voting shares have the following special rights and restrictions:

●	Voting Rights. Holders of subordinate voting shares are entitled to notice of and to attend and speak at any meeting of the shareholders of the Company. At each such meeting, holders of subordinate voting shares are entitled to one vote in respect of each subordinate voting share held, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote.

●	Alteration to Rights of Subordinate Voting Shares. As long as any subordinate voting shares remain outstanding, the Company will not, without the consent of the holders of the subordinate voting shares by separate special resolution, prejudice or interfere with any right or special right attached to the subordinate voting shares.

●	Dividends. Holders of subordinate voting shares are entitled to receive as and when declared by the directors, dividends in cash or property of the Company. No dividend will be declared or paid on the subordinate voting shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to subordinate voting share basis) on the multiple voting shares.

●	Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of subordinate voting shares are, subject to the prior rights of the holders of any shares of the Company ranking in priority to the subordinate voting shares be entitled to participate ratably along with all other holders of multiple voting shares (on an as-converted to subordinate voting share basis) and subordinate voting shares.

●	Rights to Subscribe; Pre-Emptive Rights. The holders of subordinate voting shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of subordinate voting shares, or bonds, debentures or other securities of the Company now or in the future.

●	Subdivision or Consolidation. No subdivision or consolidation of the subordinate voting shares or multiple voting shares will occur unless, simultaneously, the subordinate voting shares and multiple voting shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

●	Conversion. Each issued and outstanding subordinate voting share may at any time, at the option of the holder, be converted at the inverse of the conversion ratio then in effect.

Multiple Voting Shares

We are authorized to issue an unlimited number of multiple voting shares, with no par value per share. As of April 29, 2025, there were no multiple voting shares issued and outstanding. Our multiple voting shares have special rights and restrictions as set forth below:

●	Voting Rights. Holders of multiple voting shares are entitled to notice of and to attend and speak at any meeting of the shareholders of the Company. At each such meeting, except for a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote, holders of multiple voting shares will be entitled to one vote in respect of each subordinate voting share into which such multiple voting share could ultimately then be converted, which for greater certainty, shall initially equal 1,000 votes per multiple voting share.

●	Alteration to Rights of Multiple Voting Shares. As long as any multiple voting shares remain outstanding, the Company will not, without the consent of the holders of the multiple voting shares by separate special resolution, prejudice or interfere with any right or special right attached to the multiple voting shares. Consent of the holders of a majority of the outstanding multiple voting shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the multiple voting shares. In connection with the exercise of the voting rights contained in this paragraph each holder of multiple voting shares will have one vote in respect of each multiple voting share held.

●	Dividends. The holders of multiple voting shares have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all multiple voting shares into subordinate voting shares at the conversion ratio) as to dividends and any declaration or payment of any dividend on the subordinate voting shares. No dividend will be declared or paid on the multiple voting shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to subordinate voting share basis) on the subordinate voting shares.

●	Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of multiple voting shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the multiple voting shares, be entitled to participate rateably along with all other holders of multiple voting shares (on an as-converted to subordinate voting share basis) and subordinate voting shares.

●	Rights to Subscribe; Pre-Emptive Rights. The holders of multiple voting shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of subordinate voting shares, or bonds, debentures or other securities of the Company now or in the future.

●	Conversion. Holders of multiple voting shares have the right to convert each issued and outstanding multiple voting share into fully paid and non-assessable subordinate voting shares as is determined by multiplying the number of multiple voting shares by the conversion ratio applicable to such share, determined as hereafter provided, in effect on the date the multiple voting share is surrendered for conversion. The initial “conversion ratio” for shares of multiple voting shares shall be 1,000 subordinate voting shares for each multiple voting share, subject to certain adjustments.

Certain Important Provisions of our Articles, Bylaws and Canadian Law

General Meeting of Shareholders

We are incorporated under the laws of the Province of Ontario, Canada, and are governed by the OBCA. Under the OBCA, (i) a general meeting of shareholders shall be held at such place in or outside Ontario as determined by our board of directors, or, in the absence of such a determination, at our registered office; (ii) our board of directors must call an annual meeting of shareholders no later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, our board of directors may fix in advance a date as the record date for that determination, provided that if we are an “offering corporation” under the rules of the OBCA, such date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held; (iv) notice of the time and place of a meeting of shareholders shall be sent to each shareholder entitled to vote at the meeting, our directors and our auditor; (v) the holders of not less than five percent (5%) of our issued and outstanding subordinate voting shares entitled to vote at a meeting may requisition our board of directors to call a meeting of shareholders for the purposes stated in the requisition; and (vi) upon the application of a director or shareholder entitled to vote at the meeting, the Ontario Superior Court of Justice may order a meeting to be called, held and conducted in a manner that the Court directs.

Our Bylaws provide unless a greater number of shareholders and/or a greater number of shares are required to be represented by the OBCA or by our certificate of incorporation or by any other by-law of the Company, two persons present in person; and each entitled to vote thereat, either personally or by proxy, shall constitute a quorum for the transaction of business at any meeting of shareholders.

Procedures to Change the Rights of Shareholders

The rights, privileges, restrictions and conditions with respect to our subordinate voting shares and multiple voting shares are contained in our certificate of incorporation, and such rights, privileges, restrictions and conditions may be changed by amending our certificate of incorporation. In order to amend our certificate of incorporation, the OBCA requires approval by not less than two-thirds of the votes cast by our shareholders entitled to vote thereon. Additionally, if we make particular types of amendments to our articles of incorporation, a holder of our shares may dissent to such amendments and, if such shareholder so elects and complies with all applicable requirements set out in the OBCA, we will have to pay such shareholder the fair value of the shares held by such shareholder. The types of amendments to our certificate of incorporation that would be subject to dissent rights include (but are not limited to): (i) adding, removing or changing restrictions on the issue, transfer or ownership of our shares, and (ii) adding, removing or changing any restrictions upon the business that we may carry on or upon the powers that we may exercise.

Indemnification of Directors and Officers

Our Bylaws provide that every director and officer (and their heirs, executors, and legal representatives) will be indemnified by the Company against all liabilities, costs, charges, and expenses they incur in relation to any action or proceeding arising from their role, provided the action relates to their duties and responsibilities within the Company. However, indemnification is not available for any liability, costs, or expenses incurred if the director or officer is found to have breached a duty or responsibility under the OBCA, unless they achieve complete or substantial success as a defendant.

Certain Important Provisions of the Investment Canada Act

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to a non-resident holder of subordinate voting shares, other than withholding tax requirements.

Except as provided in the Investment Canada Act, there are no limitations imposed under the laws of Canada, the Province of Ontario, or by our constituent documents on the right of a non-resident to hold or vote our securities.

The Investment Canada Act (the “ICA”), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government, in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are CAD $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of CAD $5 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of CAD $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

As applied to an investment in us, three methods of acquiring control of a Canadian business would be regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended, pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States, to relax the restrictions of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from US investors has been raised from CAD $5 million to CAD $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

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